                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K








    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995.






                          Commission file number 1-4238






                          LORAL AEROSPACE SAVINGS PLAN








                                LORAL CORPORATION
                                600 Third Avenue
                            New York, New York 10016

                              REQUIRED INFORMATION

The statements of net assets available for benefits as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             LORAL AEROSPACE SAVINGS PLAN
                                       ----------------------------------------
                                                        (Plan)


Date:  June 28, 1996           BY:                STEPHEN L. JACKSON
                                       ----------------------------------------
                                                  Stephen L. Jackson
                                            Member of Savings Committee

                          LORAL AEROSPACE SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

Report of Independent Accountants                                            2

Financial Statements:

         Statement of Net Assets Available For Benefits With Fund
           Information As Of December 31, 1995                               4

         Statement of Net Assets Available For Benefits With Fund
           Information As Of December 31, 1994                               5

         Statement of Changes in Net Assets Available For Benefits
           With Fund Information For the Year Ended December 31, 1995        6

         Notes to Financial Statements                                       8

Supplemental Schedules:

         Item 27a - Schedule Of Assets Held For Investment Purposes
           As of December 31, 1995                                          18

         Item 27d - Schedule Of Reportable Transactions
           For The Year Ended December 31, 1995                             19

Exhibit:

         Consent of Independent Accountants                                 21

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                ----------------



To the Plan Committee of Lockheed Martin
Corporation and Participants
of the Lockheed Martin Aerospace Savings Plan



We have audited the accompanying statements of net assets available for benefits of the Loral Aerospace Savings Plan (the "Plan"), which is now known as the Lockheed Martin Aerospace Savings Plan as of December 31, 1995 and
1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995, and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of the 1974. The Fund Information

                        REPORT OF INDEPENDENT ACCOUNTANTS
                                   (continued)


in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Coopers & Lybrand LLP
Newport Beach, California
June 26, 1996

                          LORAL AEROSPACE SAVINGS PLAN
      Statement of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1995
                                 (In thousands)

                                                  Participant Directed
                          ---------------------------------------------------------------
                          Blue Chip             Growth &   Asset             Intermediate
                            Growth   Magellan    Income   Manager  Overseas      Bond
                             Fund      Fund    Portfolio    Fund     Fund        Fund
                             ----      ----    ---------    ----     ----        ----
Assets:

   Investments             $149,081  $10,003     $7,023   $2,329    $2,153      $6,100

                          ---------------------------------------------------------------

Net assets available for
   benefits                $149,081  $10,003     $7,023   $2,329     $2,153     $6,100
                          ===============================================================


                                            Participant Directed                Non-Participant Directed
                          ---------------------------------------------------  ---------------------------
                          Retirement  Blended    1992    Loral    Participant   Loral    Ford
                             Money    Income    Income   Stock        Loan      Stock    Stock
                            Market     Fund      Fund     Fund        Fund      Fund     Fund       Total
                            ------     ----      ----     ----        ----      ----     ----       -----
Assets:

   Investments              $68,059   $73,800  $40,775  $135,202    $16,138    $133,406  $149,179  $793,848
                          ---------------------------------------------------  ---------------------------

Net assets available for
   benefits                 $68,059   $73,800  $40,775  $135,802    $16,138    $133,406  $149,179  $793,848
                          ===================================================  ===========================


   The accompanying notes are an integral part of these financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
      Statement of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1994
                                 (In thousands)

                                                        Participant Directed                    Non-Participant Directed
                                   -----------------------------------------------------------  ------------------------
                                   Common    Current                       Loral   Participant   Loral     Ford
                                   Stock     Interest    Bond   Income     Stock      Loan       Stock    Stock
                                    Fund       Fund      Fund    Fund      Fund       Fund       Fund      Fund      Total
                                    ----       ----      ----    ----      ----       ----       ----      ----      -----
Assets:

  Investments                      $104,745  $66,854   $3,184  $123,532   $60,489    $19,037    $69,519  $165,629   $612,989
  Accrued investment income               8      297        1     2,199                                                2,505
  Participant loans
  Other receivables                     764    1,039      439                            103                   17      2,362
  Interfund receivable (payable)      2,558      404      578    (7,338)    1,956                 2,248      (406)
                                   -----------------------------------------------------------  ----------------------------
    Total assets                    108,075   63,594    4,202   118,393    62,445     19,140     71,767   165,240    617,856


Liabilities:

  Other liabilities                      18      215                            7        708          8        15        971
                                   -----------------------------------------------------------  ----------------------------

Net assets available for benefits  $108,057  $68,379   $4,202  $118,393   $62,438    $18,432    $71,759  $165,225   $616,885
                                   ===========================================================  ============================


   The accompanying notes are an integral part of these financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
                Statement of Changes In Net Assets Available for
                      Plan Benefits with Fund Information
                      For the Year Ended December 31, 1995
                                 (In Thousands)

                                                                                                        Comerica Funds
                                                                                                 -----------------------------
                                           Participant Directed      Non-participant Directed        Participant directed
                                         ------------------------  ---------------------------   -----------------------------
                                            Loral   Participant    Loral      Ford      Common    Current
                                            Stock       Loan       Stock      Stock      Stock   Interest     Bond     Income
                                            Fund        Fund       Fund       Fund       Fund      Fund       Fund      Fund
                                            ----        ----       ----       ----       ----      ----       ----      ----
Additions:
   Contributions:
      Rollovers                               $311
      Employer                                   1               $12,517
      Participant                           12,331                                       2,038        515      149      1,126
   Investment income:
       Dividends                             1,943                   344      1,531
       Interest                                  8     1,170                                                            1,737
       Net investment gain from
          bank collective trust funds                                                   10,051        874       77
       Net investment gain (loss) from
          registered investment company                                                                         65
       Net appreciation (depreciation)

          in fair value of investments      57,886                62,710      7,219
                                         -------------------------------------------------------------------------------------

   Total additions                          72,480     1,170      75,571      8,750     12,089      1,568      291      2,863
                                         -------------------------------------------------------------------------------------

Deductions:

   Benefits paid to participants            11,366     2,650       2,470     13,973      2,557      7,339       27      5,274
   Administrative expenses                       6                               13          2         27                   3
                                         -------------------------------------------------------------------------------------

   Total deductions                         11,372     3,650       2,470     13,986      2,559      7,366       27      5,277
                                         -------------------------------------------------------------------------------------

Interfund transfers                            948      (711)       (947)    (8,957)     1,031     (3,093)     284      1,045
Transfer to new trustee                     11,308    (1,525)    (10,507)    (1,853)  (118,618)   (59,309)  (4,750)  (117,024)
                                         -------------------------------------------------------------------------------------

Net increase (decrease)                     73,364     2,294      61,647    (16,046)  (108,057)   (68,379)  (4,202)  (118,393)

Net assets available for
   benefits at December 31, 1994            62,438    18,432      71,759    165,225    108,057     62,816    4,202    118,393
                                         ---------------------------------------------------------------------------------------

Net assets available for
   benefits at December 31, 1995          $135,802   $16,138    $133,406   $149,179         $0         $0       $0         $0
                                         =======================================================================================


The accompanying notes are an integral part of these financial statements.

                                                                       continued

                          LORAL AEROSPACE SAVINGS PLAN
                Statement of Changes in Net Assets Available for
                 Plan Benefits with Fund Information, Continued
                      For the Year Ended December 31, 1995
                                 (In thousands)

                                            Fidelity Asset Management Trust Company
                                       -------------------------------------------------
                                                      Participant Directed
                                       -------------------------------------------------
                                       Blue Chip            Growth &    Asset
                                        Growth    Magellan   Income    Manager  Overseas
                                         Fund       Fund    Portfolio    Fund     Fund
                                         ----       ----    ---------    ----     ----
Additions:
   Contributions:
      Rollovers                            $438      $390      $150       $54       $38
      Employer                                1
      Participant                        10,631       803       409       148       186
   Investment Income:
      Dividends
      Interest
      Net investment gain from
         bank collective trust funds
      Net investment gain (loss) from
         registered investment co.       26,795       363       700       130        55
      Net appreciation (depreciation)
         in fair value of investments
                                       -------------------------------------------------

   Total Additions                       37,865     1,556     1,259       332       279
                                       -------------------------------------------------

Deductions:
   Benefits paid to participants          6,182        98        23        10        23
   Administrative expenses                    9         1         1
                                       -------------------------------------------------

   Total deductions                       6,191        99        24        10        23
                                       -------------------------------------------------

Interfund transfers                      (1,231)    8,482     5,767     2,003     1,891
Transfer to new trustee                 118,638        64        21         4         6
                                       -------------------------------------------------

Net increase (decrease)                $149,081   $10,003    $7,023    $2,329    $2,153

Net assets available for
   benefits at December 31, 1994
                                       -------------------------------------------------

Net assets available for
   benefits at December 31, 1995       $149,081   $10,003    $7,023    $2,329    $2,153
                                       =================================================


                                              Fidelity Asset Management Trust Company
                                       ------------------------------------------------------
                                                       Participant Directed
                                       ------------------------------------------------------
                                                     Retirement
                                       Intermediate    Money       Blended     1992
                                          Bond         Market       Income    Income
                                          Fund        Portfolio      Fund      Fund    Total
                                          ----       ----------      ----      ----    -----
Additions:
   Contributions:
      Rollovers                             $30        $1,606       $165               $3,182
      Employer                                1           230                          12,750
      Participant                           724         2,543      5,255               36,858
   Investment Income:
      Dividends                                                                         3,818
      Interest                                                     3,185      2,072     7,930
      Net investment gain from
         bank collective trust funds                                                   11,181
      Net investment gain (loss) from
         registered investment co.          483         7,995                          36,586
      Net appreciation (depreciation)
         in fair value of investments                                                 127,815
                                       ------------------------------------------------------

   Total Additions                        1,238        12,374      8,605      2,072   240,120
                                       ------------------------------------------------------

Deductions:
   Benefits paid to participants            204         4,668      4,336      1,745    62,945
   Administrative expenses                    1           139          8          2       212
                                       ------------------------------------------------------

   Total deductions                         205         4,807      4,344      1,747    63,157
                                       ------------------------------------------------------

Interfund transfers                         318        (1,252)    (7,063)                   0
Transfer to new trustee                   4,749        61,744     76,602     40,450         0
                                       ------------------------------------------------------

Net increase (decrease)                  $6,100       $68,059    $73,800    $40,775  $176,963

Net assets available for
   benefits at December 31, 1994                                                      616,885
                                       ------------------------------------------------------

Net assets available for
   benefits at December 31, 1995         $6,100       $68,059    $73,800    $40,775  $793,848
                                       ======================================================


   The accompanying notes are an integral part of these financial statements.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS




1.     Plan Description:

       General

       The Loral Aerospace Savings Plan (the "Plan") was established by Loral Aerospace Corporation ("LAC") effective January 1, 1991. LAC, a wholly-owned subsidiary of Loral Aerospace Holdings, Inc. ("LAH"), is the Plan sponsor. LAC and Space Systems/Loral ("SS/L"), a majority-owned subsidiary of LAH, and any of their affiliated companies are the "Participating Employers." LAH is a wholly-owned subsidiary of Loral Corporation ("Loral").

       Effective April 23, 1996, Lockheed Martin Corporation ("Lockheed Martin") acquired substantially all the outstanding shares of Loral Corporation and renamed the Plan Lockheed Martin Aerospace Savings Plan. SS/L and certain other divisions were not acquired by Lockheed Martin. Effective July 1, 1996, it is the intention of Lookheed Martin to spin off the accounts of the entities not acquired into a new plan.

       The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Regular employees of a Participating Employer are eligible to participate in the Plan as of their date of hire.

       A complete description of the Plan's provisions is contained in the Plan document.

       Investment Options

       Effective March 31, 1995, the Trustee was changed from Comerica Bank ("Comerica") to Fidelity Management Trust Company ("Fidelity"), and all funds were invested in similar investment vehicles with Fidelity.

       Beginning April 1, 1995, participants may direct their contributions in 5% increments in any of nine investment options:

          Loral Stock Fund - Funds are invested in Loral Corporation Common Stock and are reflected as participant directed in the accompanying financial statements.

          Fidelity Blue Chip Growth Fund - Funds are invested primarily in a diversified portfolio of common stocks of well-known and established companies--normally at least 65% of these securities are issued by "blue chip" companies.

          Fidelity Growth & Income Fund - Funds are invested mainly in securities of companies that offer potential growth of earnings while paying current dividends.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)




          Fidelity Asset Manager Fund - Funds are invested in stocks, bonds, and short-term investments, both in the U.S. and abroad, to blend the long-term performance of equity and fixed income investments.

          Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of stocks of domestic, multinational, and foreign companies that have significant activities and interests outside the U.S.

          Fidelity Overseas Fund - Funds are invested in foreign securities with the objective of long-term growth.

          Fidelity Retirement Money Market Portfolio Fund - Funds are invested in a diversified portfolio of high-quality, interest-bearing, money market instruments with short-term maturities.

          Blended Income Fund - Funds are invested in guaranteed investment contracts with various insurance companies and the Fidelity short-term Interest Fund. The investment contracts have fixed rates of interest for fixed periods of time. Certain limitations over contributions, withdrawals and loans to or from the Fund are defined by the Plan and/or the Contract. Pending the purchase of investment contracts, funds are invested in the Fidelity short-term Interest Fund.

          Fidelity Intermediate Bond Fund - Funds are invested in fixed income securities which include bonds, notes, convertible bonds, mortgage-backed and asset-backed securities, domestic and foreign government and government agency securities, zero coupon bonds, and short-term obligations, such as commercial paper and notes, bank deposits and other financial institution obligations and repurchase agreements.

       Prior to April 1, 1995, participants could direct their contribution in 10% increments in any of five investment options:

          Loral Stock Fund - Funds are invested in Loral Corporation Common Stock and are reflected as participant directed in the accompanying financial statements.

          Common Stock Fund - Funds are invested in shares of bank collective trust funds, which invest mainly in common stocks.

          Current Interest Fund - Funds are invested in shares of a short-term bank collective trust fund, which invests in high-quality, short-term money market instruments.

          Income Fund - Funds are invested in guaranteed investment contracts with various insurance companies. A participant with an account invested in an Income Fund contract is an unsecured creditor of the insurance company that issued the contract. Certain limitations over contributions, withdrawals and transfers to other investment funds are defined in the contracts.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)




          Bond Fund - Funds are invested in shares of a registered investment company which invests primarily in corporate bonds. This Fund became an investment election effective January 1, 1994.

       The 1992 Income Fund is an interest-bearing contract with Prudential Insurance Company and is a carryover fund from the previous trustee. No contributions may be made to the 1992 Income Fund, and no transfers may be made out of the 1992 Income Fund until it matures on January 1, 1996.

       The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are no longer permitted. Dividends received on Ford Stock are invested in the Retirement Money Market Fund (beginning April 1,
       1995) and in the Current Interest Fund (prior to April 1, 1995).

       As of December 31, 1995, there were approximately 12,570 participants in the Plan, some of whom have elected to invest in more than one fund.

       Participant Accounts

       A participant's account is credited with (a) the participant's contribution, (b) the employer's matching contribution and (c) an allocation of Plan earnings, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

       Vesting and Forfeitures

       Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested employer contributions are forfeited upon termination or withdrawal. These amounts are used for certain Plan administrative expenses or to reduce future employer contributions. Forfeitures for the year ended December 31, 1995 were approximately $3,900,000 and will be used to reduce employer contributions in 1996.

       Contributions

       The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Corporation on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


       Participants' contributions are matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless a Participating Employer determines to make a lesser contribution or no contribution. All employer matching contributions are invested in Loral Stock and are reflected as non-participant directed in the accompanying financial statements with the exception of one division whose matching contribution is in cash and can be directed into any Fund by the participants.

       Payment of Benefits

       Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

          Tax-efficient Savings Assets ("TES")

          Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 1/2. After age 59 1/2, TES assets may be withdrawn in total or in part at any time.

          Regular Savings Assets

          Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

          Employer Contributions

          Withdrawals of Ford Stock and/or Loral Stock in participants' Employer Contribution accounts are available at the end of the two-year period following the year in which the Employer Contributions were made, if they are vested and the Employer Contributions were made prior to March 1, 1995. Employer Contributions made on or after March 1, 1995 must remain invested in Loral Stock until the participant is eligible to retire or upon termination of employment, if vested.

       Payment of Administrative Expenses

       Most administrative expenses are paid by the Plan. The Plan permits the Participating Employers to use forfeitures from participants' non-vested accounts to pay certain administrative expenses, to the extent not paid by LAC or Loral.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


       Loans

       The Plan permits active participants to borrow from assets in their TES accounts that are not invested in the Blended Income Fund (beginning April 1, 1995) or the Income Fund (through March 31, 1995). The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Beginning April 1, 1995, participants may have only one outstanding loan at a time, with the exception of those loans that were outstanding on March 31, 1995 prior to the change in trustee. No new loans will be made until all outstanding loans are repaid. The interest rate for the loan is the prime rate as defined in the Plan document. This interest rate will remain the same for the term of the loan. Interest rates range from 6% to 9.75%.

       The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of 10 years. Loan repayment is made through payroll deductions. Repayment of the entire balance is permitted at any time. Beginning April 1, 1995, all loan repayments are allocated to the investment funds elected by a participant for current TES Contributions. Prior to April, 1995, all loan repayments were made to the Current Interest Fund.

2.     Summary of Significant Accounting Policies:

       Basis of Accounting

       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investment Valuation and Income Recognition

       The Plan's investments are stated at fair value except for its guaranteed investment contracts in the 1992 Income Fund and the Blended Income Fund, which are valued at contract value.

       Investments in the Loral Stock Fund and the Ford Stock Fund are valued at their quoted market prices on the last business day of the year.

       Shares of collective trust funds and registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Loans receivable from participants are valued at cost which approximates fair value.

       Effective January 1, 1995, the Plan adopted Statement of Position ("SOP") 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." The adoption of this statement had no effect on the financial statements of the Plan. In accordance with this statement, guaranteed investment contracts with various insurance companies are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus earnings at the contract rate, less withdrawals and expenses.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

       Payment of Benefits

       Benefits are recorded when paid. Amounts allocated to withdrawing participants as of December 31, 1994 of approximately $5,986,000 were paid in 1995. These payments are reported as liabilities on Form 5500 as of December 31, 1994. There were no amounts allocated to withdrawing participants as of December 31, 1995.

       Reclassifications

       The statement of net assets available for benefits as of December 31, 1994 has been reclassified to present information related to participant loans as a separate fund.

       Risks and Uncertainties

       The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to change in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       Financial Instruments

       Certain Fidelity investment options ("Portfolios") may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

       A Portfolio invests in futures contracts solely for the purposes of hedging its existing portfolio securities, or securities the Portfolio intends to purchase, against fluctuations in value caused by changes in prevailing market interest rates. The use of future transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, the Portfolio records a realized gain to the difference between the value at the contract at the time it was opened and the value at the time it was closed.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

3.     Investments:

       Plan investments at December 31, 1995 were as follows (dollars in thousands):

                                                       Face Amount      Fair/Contract
                                                     or Shares/Units        Value               Cost
                                                     ---------------    -------------           ----
       Loral Corporation Common Stock**                 7,610,137          $269,208*          $116,708

       Fidelity Blue Chip Growth Fund                   4,845,009           149,081*           135,957

       Fidelity Growth & Income Fund                      259,622             7,023              6,547

       Fidelity Asset Manager Fund                        146,932             2,329              2,242

       Fidelity Magellan Fund                             116,347            10,003             10,244

       Fidelity Overseas Fund                              74,049             2,153              2,133

       Fidelity Retirement Money Market

       Portfolio Fund                                  68,058,536            68,059*            68,059

       Blended Income Fund:

         Fidelity Short Term Investment Fund            2,520,099             2,520              2,520
         Guaranteed Investment Contracts:
           John Hancock Mutual Life
             Insurance Company 6.07%,
             maturing December 31, 1996                27,333,391            27,334             27,334
           Commonwealth Life
             Insurance Company 5.47%,
             maturing January 1, 1997                  41,919,021            41,920*            41,920
           Metropolitan Life
             Insurance Company 7.96%,
             maturing December 31, 1997                 2,026,052             2,026              2,026
                                                                           --------
                                                                             73,800

       Fidelity Intermediate Bond Fund                    585,992             6,100              5,909

       1992 Income Fund:
         Guaranteed Investment Contract:
           Prudential Asset Management
          Group 7.02%, maturing
          January 1, 1996                              40,774,675            40,775*            40,775

       Ford Motor Company Common Stock                  5,166,386           149,179*            72,232

       Participant Loans                                                     16,138             16,138
                                                                           --------
                                                                           $793,848
                                                                           ========

    *Represents greater than 5% of net assets available for benefits.

   **Includes both participant directed and non-participant directed amounts.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)



       Plan investments at December 31, 1994 were as follows (dollars in thousands):

                                                    Face Amount       Fair/Contract
                                                  or Shares/Units         Value              Cost
                                                  ---------------     -------------          ----
    Loral Stock Fund**:
      Loral Corporation Common Stock                 3,432,529          $130,007*          $ 82,663
      Comerica Short-Term Investment Fund                  700                 1                  1
                                                                        --------
                                                                         130,008
                                                                        --------
    Common Stock Fund:
      Comerica MediumCap Index Fund                    108,339            13,336             11,145
      Comerica 500 Index Fund                          487,986            90,069*            67,423
      Comerica Short-Term Investment Fund            1,339,888             1,340              1,340
                                                                        --------
                                                                         104,745
                                                                        --------
    Income Fund:
      Guaranteed Investment Contracts:
       Protective Life Insurance
        Company 8.80%, maturing
        January 1, 1995                            $    37,719            37,719*            37,719
       Prudential Asset Management
        Group 7.02%, maturing
        January 1, 1996                            $    42,186            42,186*            42,186
       John Hancock Mutual Life
        Insurance Company 6.07%,
        maturing December 31, 1996                 $    31,537            31,537*            31,537
       Commonwealth Life
        Insurance Company 5.47%,
        maturing January 1, 1997                   $    12,090            12,090             12,090
                                                                        --------
                                                                         123,532
                                                                        --------
    Current Interest Fund:
     Comerica Short-Term Investment Fund            66,853,867            66,854*            66,854
     Participant Loans                                  19,037            19,037             19,037
                                                                        --------
                                                                          85,891
                                                                        --------
    Bond Fund:
     Fidelity Intermediate Bond Fund                   311,310             3,060              3,259
     Comerica Short-Term Investment Fund               124,409               124                124
                                                                        --------
                                                                           3,184
                                                                        --------

    Ford Stock Fund:
     Ford Motor Company Common Stock                 5,940,696           165,597*            66,431
     Comerica Short-Term Investment Fund                31,938                32                 32
                                                                        --------
                                                                         165,629
                                                                        --------
    Total Investments                                                   $612,989
                                                                        ========


    *Represents greater than 5% of net assets available for benefits.

   **Includes both participant directed and non-participant directed amounts.

                          LORAL AEROSPACE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

4.     Guaranteed Investment Contracts With Insurance Companies:

       The Plan invests in several guaranteed investment contracts with insurance companies, which are included in the Blended Income Fund (beginning April 1, 1995) and the Income Fund (prior to March 31, 1995). In accordance with SOP 94-4, the guaranteed investment contracts are stated at contract value, which approximates fair value. The average yield for the Blended Income Fund for the period from April 1, 1995 through December 31, 1995 was 5.67%, for the Income Fund for the period from January 1, 1995 through March 31, 1995 was 5.62% and for the Income Fund for the year ended December 31, 1994 was 6.19%. The crediting interest rates of the investment contracts range from 5.47% to 7.96%.

5.     Plan Termination:

       Although the Participating Employers have not expressed an intent to do so, the Participating Employers can discontinue their contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

6.     Tax Status:

       The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC).

       Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer Contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

7.     Concentration of Credit Risk:

       Approximately 33% of the Plan's assets are invested in mutual funds with Fidelity at December 31, 1995. Approximately 28% of the Plan's assets were invested in collective trust funds with Comerica Bank at December 31, 1994.

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the incorporation by reference in the registration statement of Lockheed Martin Corporation on Form S-8 (File No. 33-06479) of our report dated June 26, 1996, on our audits of the financial statements of Loral Aerospace Savings Plan as of December 31, 1995 and 1994, and for the year ended December 31, 1995, which report is included in this Annual Report on Form 11-K.







Newport Beach, California
June 28, 1996

                                       20